Mail Stop 3561

August 21, 2007

By U.S. Mail and facsimile to (619) 696-4611

Donald E. Felsinger
Chairman and Chief Executive Officer
Sempra Energy
101 Ash Street
San Diego, CA 92101

> **Re: Sempra Energy**
> **Definitive 14A**
> **Filed March 13, 2007**
> **File No. 1-14201**

Dear Mr. Felsinger:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Director Independence, page 8

1. For each director or director nominee, describe, by specific category or type, any transactions, relationships or arrangements, if any, not disclosed pursuant to Item 404(a) of Regulation S-K, that the board of directors considered. See Item 407(a)(3) of Regulation S-K.

Director Compensation, page 13

2. Please specify the amount of committee meeting fees for the chairman position of each committee.

3. We note that you have included footnote disclosure indicating that you have not included matching charitable contributions in the total column. Please provide the amount of matching charitable contributions in the all other compensation column required by Item 402(k)(2)(vii) of Regulation S-K and in the total column or advise us why those amounts have not been included.

Compensation Discussion and Analysis, page 28

4. We refer you to Securities Act Release 8732A, Section II.B.1. As noted in that section, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual named executive officers. Mr. Felsinger's salary is approximately twice as high as the base salaries of Messrs. Snell and Chaudhri and Mr. Felsinger's bonus is at least 2.7 times higher than their bonuses. Please supplement the disclosure to explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.

5. Throughout this section, you indicate that you consider a named executive officer's individual performance in setting compensation. Please discuss how you structured and implemented specific forms of compensation to reflect the named executive officer's individual performance or contribution and describe the elements of individual performance or contribution that you have taken into consideration. See Item 402(b)(2)(vii) of Regulation S-K.

Advisors to the Committee, page 28

6. Please expand this disclosure to discuss fully the role of the chief executive officer and other members of management in determining or recommending the amount or form of executive compensation. See Item 407(e)(3)(ii) of Regulation S-K. Please expand your disclosure regarding the role of the chief executive officer to discuss whether he met with the compensation consultant and compensation committee to determine compensation for any of the named

executive officers. Please also discuss the role of the human resources in setting compensation.

Key Activities of the Compensation Committee in 2006, page 29

7. You have determined the performance criteria for your long-term incentive plan and have established bonus opportunities for 2007. Please disclose the 2007 performance goals for your annual performance-based awards and for the long-term incentive plan. Refer to Instruction to 2 to Item 402(b) of Regulation S-K and Item 402(b)(2)(v) of Regulation S-K. To the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. If disclosure of the performance-related factor would cause competitive harm, please discuss further how difficult it will be for you or the named executive officer to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Benchmarking, page 31

8. You indicate that you reviewed the compensation consultant's Total Compensation Database. Please identify all the companies with which you are engaged in benchmarking compensation of your named executive officers. To the extent you benchmark against all the companies in the database, identify all of the companies and discuss in your disclosure the degree to which the compensation committee considered such companies comparable to you. Also, discuss how you reviewed the various metrics referenced in the final sentence to determine executive compensation.

Pay Mix, page 32

9. Please provide analysis about how you determine the amount and, where applicable, the formula for each element to pay. See Item 402(b)(1)(v) of Regulation S-K. You indicate that the compensation committee tracks the total compensation of each named executive officer by reviewing tally sheets. Please analyze how the compensation committee uses the tally sheet information to determine the amount of compensation to be paid to the named executive officers. You state that you target base salary at the median of the Fortune 500 general industry peer group that you have selected. Please include analysis as to whether you have targeted a specified percentile for the other components of compensation. In addition, please disclose the actual percentiles for total 2006 compensation and each benchmarked element of compensation. Please include a discussion of where you target each element of compensation against the benchmarked companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile

range, please explain why. Further, discuss how you use internal equity to determine compensation amounts.

10. You have specified the components of total compensation and percentages attributable to each. Please discuss whether you have a goal of paying compensation within a specified range for each component. See Item 402(b)(1)(vi) of Regulation S-K.

Performance Based-Annual Incentives, page 33

11. While you have disclosed in the second paragraph of this section that the compensation committee regularly exercises negative discretion by imposing additional conditions and terms on the payments of awards, you also should indicate that the compensation committee may exercise discretion to increase the size of awards, as it did with Mr. Chaudhri's bonus. See Item 402(b)(2)(vi) of Regulation S-K.

Long-Term Incentives, page 34

12. Please clarify how you calculate total return to shareholders for purposes of the performance-based restricted stock.

Change in Control/Severance Pay Agreements, page 35

13. Please discuss the basis for selecting particular events as trigger events, including the reason for providing a single trigger upon a change in control under which stock options will vest and all performance and time restrictions will be lifted for outstanding restricted stock grants. See Item 402(b)(2)(xi) of Regulation S-K.

Summary Compensation Table, page 41

14. Please consider including a tabular discussion of all other compensation instead of including a footnote that lists all of the amounts in a format that makes it cumbersome to match the compensation amounts to the specific item.

Grants of Plan-Based Awards, page 43

15. Please provide disclosure on a separate line for each grant of an award made to a named executive officer during the fiscal year. See Instruction 1 to Item 402(d) of Regulation S-K.

Outstanding Equity Awards at Year-End, page 45

> 16. Please provide the specific vesting dates for each grant of options. See Instruction 2 to Item 402(f)(2) of Regulation S-K.

Retirement Plans, page 46

> 17. You state that plan participants may elect to receive the full amount of their vested account balance as a lump sum, which implies that there are other forms that the plan benefits may take. Please disclose the forms of the benefits that participants may elect to receive and discuss the effect of the form they choose on the amount of annual benefits. See Item 402(h)(3)(i) of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3238 with any questions.

Sincerely,

Ellie Quarles
Special Counsel